Exhibit 99.2

Power of Attorney

Luda Stiftung (the “Principal”) a foundation formed under the laws of Liechtenstein, with its business address at 79 Austrasse, 9490 Vaduz, Liechtenstein, has acquired and may in the future acquire shares in West Fraser Timber Co. Ltd., a corporation formed under the laws of British Columbia (“West Fraser”), through its subsidiaries, Banasino Investments Limited, a limited liability company formed under the laws of Cyprus, with its business address at Grayoak House, 9 Tagmatarchou Pouliou, 1101 Ayios Andreas, Nicosia, Cyprus, and ECCM Bank PLC, a bank regulated by the Malta Financial Services Authority, with its business address at the Adelaide, 230/231, Tower Road, 1601 Sliema, Malta. The Principal hereby grants a power of attorney to Michael Kranz (an “Attorney in Fact”), to prepare, execute on the Principal’s behalf, and file with the U.S. Securities and Exchange Commission (the “SEC”) the following in connection with the Principal’s ownership, acquisition, or disposition of shares in West Fraser:

a)	a joint filing agreement between the Principal and Banasino Investments Limited and ECCM Bank PLC; and
b)	Schedule 13D filings and any amendments thereto with the SEC.

The Attorneys in Fact are authorized to make all necessary or expedient declarations and carry out all such legal actions in connection with the above.

This power of attorney is subject to substantive Liechtenstein law under exclusion of the international conflict of law rules.

This power of attorney expires on January 1, 2025

/s/ Dr. Matthias Klaus Müller	/s/ Ernst Blöchlinger
Name: Dr. Matthias Klaus Müller	Name: Ernst Blöchlinger

for Luda Stiftung	for Luda Stiftung